UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 23, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

iHealthcare, Inc.

File No. 000-55378 - CF#34207

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iHealthcare, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the exhibit to a Form 8-K filed on April 22, 2016, as amended.

Based on representations by iHealthcare, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.2   through February 19, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary